goimagine, PBC

Financial Statements
unaudited
01/09/20 (inception) – 9/22/20

GOIMAGINE
BALANCE SHEET

ASSETS

CURRENT ASSETS

Cash:	$	1,934.25
Accounts Receivable:	$	1,972.00
Prepaid Expenses:	$	-
Notes Receivable:	$	-
Other Current Assets:	$	-
TOTAL CURRENT ASSETS	**$**	**3,906.25**

FIXED ASSETS

Long -Term Investments	$	-
Other Fixed Assets	$	-
Intellectual Propery	$	15,000.00
NET FIXED ASSETS	$	15,000.00

TOTAL ASSETS:	**$ 18,906.25**

LIABILITIES & EQUITY

CURRENT LIABILITIES

Accounts Payable:	$	-
Accrued Wages	$	-
Accrued Payroll Taxes	$	-
Accrued Employee Benefits	$	-
Interest Payable:	$	-
Short-Term Notes	$	6,227.00
Current Position of Long-Term Debt:	$	-
TOTAL CURRENT LIABILITIES:	$	6,227.00

OWNER'S EQUITY

Equity Capital	$	12,679.25
TOTAL EQUITY:	$	12,679.25

TOTAL LIABILITIES & EQUITY	**$ 18,906.25**

GOIMAGINE, PBC
NOTES TO THE FINANCIAL STATEMENTS
As of November 13, 2020

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

UNAUDITED (See Accompanying Report)

NATURE OF ACTIVITIES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ACTIVITIES
Goimagine, PBC intends to fund growth and operations through amounts raised under promissory notes that Goimagine, PBC intends to issue in an offering under Regulation Crowdfunding and Regulation D under the Securities Act of 1933, as amended.

BASIS OF ACCOUNTING
These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

BALANCE SHEET CLASSIFICATION
The Company includes in current assets and liabilities retainage amounts receivable and payable under contracts, which may extend beyond one year. A one-year time period is used as the basis for classifying all other current assets and liabilities.

CASH AND CASH EQUIVALENTS
For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to

FINANCING ACTIVITIES
Financing activities include borrowing money and repaying or settling the obligation, and obtaining equity from owners and providing owners with a return on, or return of, their investment.

STOCKHOLDERS' EQUITY
No stock was issued, nor dividends paid for the periods under review.